  Exhibit 99.1

H.C. Wainwright & Co. Global Investment Conference (Sept. 15), Gold Forum Americas 2020 (Sept. 21)

VANCOUVER, BC / ACCESSWIRE / September 14, 2020 / Northern Dynasty Minerals Ltd. (TSX:NDM; NYSE American:NAK) ("Northern Dynasty" or the "Company") confirms that financial market participants can receive an update on the Company and its 100%-owned Pebble copper-gold-molybdenum-silver-rhenium project in southwest Alaska via two online presentations from its senior leaders this week.

On September 15, beginning at 12:30 pm EDT/ 9:30 am PDT, Northern Dynasty President & CEO Ron Thiessen will present at H.C. Wainwright & Co.'s 22nd annual Global Investment Conference. Interested viewers can access Mr. Thiessen's address at https://wsw.com/webcast/hcw7/ndm.to/1806896.

On September 21, beginning at 11:00 am EDT/8:00 am PDT, Tom Collier, CEO of Northern Dynasty's 100%-owned US-based subsidiary Pebble Limited Partnership, will present at the Gold Forum Americas 2020 Conference. Interested viewers can access Mr. Collier's address by selecting 'Day 2' of the 'Explorer & Developer Forum 2020' agenda at https://www.goldforumamericas.com/program-agenda/. A replay of the live session will be available approximately 90 minutes after the session concludes.

In July 2020, the US Army Corps of Engineers issued a final Environmental Impact Statement for Alaska's Pebble Project, describing a modern hard rock mine that would co-exist with clean water, healthy fish and wildlife populations, while making a profound socioeconomic contribution to the Bristol Bay region, the State of Alaska and the United States. Northern Dynasty expects to receive a final Record of Decision for its flagship project this fall.

For more information, visit www.northerndynasty.com.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership ("PLP"), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

US Media Contact:

Dan Gagnier

Gagnier Communications

(646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM's estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive "alternatives assessment" be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com

SOURCE: Northern Dynasty Minerals Ltd.